September 4, 2024

Troy Reisner
Chief Financial Officer
Phunware, Inc.
1002 West Avenue
Austin, Texas 78701

        Re: Phunware, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Response dated August 5, 2024
            File No. 001-37862
Dear Troy Reisner:

       We have reviewed your August 5, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Note 2. Summary of Significant Accounting Policies, page 71

1. We note your response to prior comment 2 as well as your response to comment 4 in your
       May 28, 2024 letter and continue to consider such responses as they relate to PhunTokens sales to customers and senior management. Please address the following as it relates to other PhunToken transactions
           Provide us with a breakdown of PhunTokens earned as rewards by consumers for participating in certain activities for each period presented. Clarify whether such Tokens have been issued to consumers or when you anticipate
           issuing such rewards.
           Explain how the reward Tokens are redeemed by consumers and clarify whether such
           Tokens can be sold or transferred.
           Tell us how you account for these awards and the specific guidance considered.
           Address how you determine the value of such awards and clarify where the related
 September 4, 2024
Page 2

              expense/liability is reflected in your financial statements.
                Tell us the amount of compensation expense related to the 32 million PhunTokens that were issued during fiscal 2022 as bonuses to your employees.
                Explain further how you determined the amount of such compensation expense and clarify what is meant by the cost of PhunToken is "equal to fees it incurred for issuing and transferring PhunToken to the employees on the Ethereum blockchain." Also, tell how your reference to PhunToken as a software product factors into your accounting for such bonuses.
Item 9A. Controls and Procedures, page 100

2. Your response to comment 3 states that subsequent discussions and additional review and evaluation of Commission guidance led management to determine the material weaknesses in your internal control over financial reporting (ICFR) could also be found in your disclosure controls and procedures (DCPs) at March 31, 2024. Considering the same material weaknesses in ICFR existed at year end, it remains unclear how management was able to determine that DCPs were effective at December 31, 2023. Please explain in detail how you arrived at a different DCP conclusion at year-end in light of the existing material weaknesses. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to
       Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with
       GAAP. Please include in your response an explanation as to how you determined that the identified material weaknesses were not one of the components of ICFR that is also included in DCPs at December 31, 2023 and yet were at March 31, 2024. Alternatively, amend your filing to disclose that due to material weaknesses management determined that your DCPs were not effective at December 31, 2023.
General

3. We note your response to prior comments 4 and 6. Please tell us the quantity and value of
       PhunTokens repurchased or otherwise reacquired on Uniswap by the company, and the volume and activity of PhunTokens on Uniswap more generally. In addition, provide a more detailed discussion regarding your role and any ongoing actions the company is taking related to the trading or providing of liquidity of PhunTokens on Uniswap. In that regard, we note your February 17, 2022 press release titled "Phunware Announces
       PhunToken Uniswap Liquidity Pool Rewards Program" and your April 05, 2022 press release titled "PhunToken Now Available on Uniswap."
 September 4, 2024
Page 3

       Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology